

March 22, 2013

Via E-mail
Francisco Douglas Magana
Vanell, Corp.
Res. San Antonio Bk 10, Pje 7 N5
San Antonio Del Monte, Sonsonate,
El Salvador SV-106090030

> **Re:** **Vanell, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 1, 2013**
> **File No. 333-186282**

Dear Mr. Magana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our comment letter dated February 26, 2013. We also note that you have revised your disclosure on page 20 of your prospectus to include a footnote containing a website. However, in our comment, we requested that the support for all quantitative and qualitative business and industry data used in the prospectus be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. We also requested that you clearly mark the specific language in the supporting materials that supports each statement. In addition, we note that we were unable to access the website provided. Please revise your disclosure as appropriate.

Risk Factors related to our Business and Industry, page 7

Because our sole director has an interest in a company involved in the same . . . , page 11

2.   We note your response to comment 11 of our comment letter dated February 26, 2013. In your response you explain that "the Nevada General Corporation Law provides that corporations may include a provision in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director . . . for any breach of the director's duty of loyalty to the corporation or its stockholders." Please explain how this is consistent with your explanation that you "do not currently have a right of first refusal pertaining to business opportunities that come to management's attention."

Selling Shareholders, page 14

3.   We note your responses to comments 13 and 23 of our comment letter dated February 26, 2013. In your responses, you disclose that Claudia Morales de Magana "has sole and dispositive rights over the disposal of her shares." However, based on Exchange Act Sections 13(d) and 13(g), Rule 13d-3 of the Exchange Act, and Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05, please provide us with your analysis of whether she has or shares voting and/or dispositive power over the 20,000 shares she holds and revise the tables on pages 15 and 34 as needed.

Market for Common Equity and Related Stockholder Matters, page 26

Rule 144 Shares, page 26

4.   We note your response to comment 16 of our comment letter dated February 26, 2013. We also note your disclosure on page 34 of your prospectus under the "Certain Relationships and Related Transactions" section that the company issued 3,000,000 shares of its common stock to Mr. Magana, its sole officer and director, on October 1, 2012. Given the one-year holding period requirement under Rule 144 for restricted securities of an issuer that is not required to file reports under the Exchange Act, please explain how the 3,000,000 shares held by Mr. Magana may be sold pursuant to Rule 144 as of the date of the prospectus or revise your disclosure as appropriate. See Rule 144(d)(1)(ii).

Plan of Operation, page 27

5.   You state that as of March 1, 2013 you have realized revenues of $2,400 from your business operations. Please revise your disclosure throughout your filing to clarify that revenues are for the period from inception to December 31, 2012 similar to the net income disclosure, or advise.

Results of Operations for Period Ending December 31, 2012, page 30

6.   We note your response to comment 19 in our comment letter dated February 26, 2013. We also note your disclosure that you recognized revenues of $2,400 on December 28, 2012. Please revise this disclosure to explain whether this revenue was recognized based on services performed. In addition, we note that your operating expense of $1,211 for the period from inception to December 31, 2012, included $599 of miscellaneous fees. Please revise this disclosure to explain what is included in the $599 of miscellaneous fees.

Certain Relationships and Related Transactions, page 34

7.   We note your response to comment 24 of our comment letter dated February 26, 2013. We also note your disclosure that "[n]one of the following parties has, since [y]our date of incorporation, had any material interest, direct or indirect in any transaction with [you] or in any presently proposed transaction that has or will materially affect you . . . any relative or spouse of any of the foregoing persons who has the same house as such person." However, in footnote (1) of the table on page 15, we note that the spouse of your sole officer and director, Mr. Magana, owns 20,000 shares of your securities and is selling these shares in the offering. Please revise your disclosure on page 34 to resolve this inconsistency or advise us how these disclosures are consistent. Also, on page 34, please provide the information required under Item 404(a) of Regulation S-K concerning the transaction with the spouse of Mr. Magana wherein she purchased the 20,000 of your shares.

8.   We note your disclosure on page 42 of the prospectus under "Note 3 – Related Party Transaction" that your director loaned the company $274. Please revise your disclosure on page 34 of the prospectus to include the information required by Item 404(a) of Regulation S-K regarding this transaction. Item 404(d)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 36

9.   We note your response to prior comment 25. We also note your disclosures of operating and liquidity concerns, specifically your disclosure that cash reserves are not sufficient to meet obligations for the next twelve-month period. Please tell us how your accountant considered AU Section 341 in determining whether substantial doubt exists about your ability to continue as a going concern for a reasonable period; clarify the mitigating factors and/or management's plans that alleviated your accountant's initial substantial doubt.

Note 1 – Summary of Significant Accounting Policies, page 41

10.   We note your response to prior comment 26. Considering the uncertainties you face, such as cash reserves not being sufficient to meet your obligations for the next twelve-

month period and your need to obtain additional funding, please expand your footnote disclosure to explain the principal conditions and events that initially raised substantial doubt about your ability to continue as a going concern and the mitigating factors and/or management's plans that alleviated the substantial doubt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Thomas E. Stepp, Esq. (Via E-mail)